Prior to obtaining shareholder approval on March 28, 2000, to change the Corporation's subclassification under
Section 5 (b) (1) of the Investment Company Act of 1940 from a diversified investment company to a non-diversified investment company, the Corporation's statement of investment policies provided, in part, as follows:

     "(2) Percentages of assets or voting securities of any one issuer which may be acquired. The Corporation's policy is to invest such percentage of its assets in the voting and non-voting securities of any one issuer as its directors may from time to time approve, provided that the Corporation will not make any investment if as a result thereof less that 75% of the value of the Corporation's assets would not be invested in cash, cash items, government securities, securities of other investment companies, and other securities, which for the purpose of this calculation are limited in respect of any one issuer to not more that 5% of the value of the Corporation's total assets and to not more than 10% of such issuer's outstanding voting securities."

     In accordance with the approval by its shareholders to change the Corporation's subclassification to that of a non-diversified investment company, the above-stated investment policy has been amended to provide as follows:

     "(2) Percentages of assets or voting securities of any one issuer which may be acquired. The Corporation's policy is to invest such percentage of its assets in the voting and non-voting securities of any one issuer as its directors may from time to time approve, provided that the Corporation will not make any investment if as a result thereof less than 75% of the value of the Corporation's assets would be invested in cash, cash items, government securities, securities of other investment companies, and other securities, which for the purpose of this calculation are limited in respect of any one issuer to not more than 10% of such issuer's outstanding voting securities."